Kepuni holdings inc.

No. 209 Yongping Road,

Xuzhuang Street, Gaogang District,

Taizhou City, Jiangsu Province

People’s Republic of China, 225300

October 19, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C., 20549

Attention:	Joseph Klinko
John Cannarella
Irene Paik
John Dana Brown

Re:	Kepuni Holdings Inc. (CIK No. 0001826202) Rule 477 Application for Withdrawal Registration Statement on Form F-1 (File No. 333-259193)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Kepuni Holdings Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-259193) initially filed with the United States Securities and Exchange Commission (the “Commission”) on August 31, 2021, together with all exhibits, amendments and post-effective amendments thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter. The Company is withdrawing the Registration Statement because it has determined not to proceed with the offering contemplated by the Registration Statement at this time. No securities have been or will be sold pursuant to the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding this submission, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq., or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal, or yly@orllp.legal.

Very truly yours,

Kepuni Holdings Inc.

By:	/s/ Xiaofei Cui
Name:	Xiaofei Cui
Title:	Chief Executive Officer